UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bright Scholar Education Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

Class B Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

109199109**

(CUSIP Number)

Huiyan Yang

Telephone: +852 2136 0829

c/o Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District

Foshan, Guangdong 528300

The People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

CUSIP number 109199109 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the New York Stock Exchange under the symbol “BEDU.” Each ADS represents one Class A Ordinary Share of the issuer. No CUSIP number has been assigned to Ordinary Shares of the issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Huiyan Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Class B Ordinary Shares(1)
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(2) 87,590,000 Class B Ordinary Shares(2)
	9	SOLE DISPOSITIVE POWER 5,000,000 Class B Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(2) 87,590,000 Class B Ordinary Shares(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(2) 92,590,000 Class B Ordinary Shares(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of the Class A Ordinary Shares(3) 92.6% of the Class B Ordinary Shares(3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer’s 5,000,000 Class B Ordinary Shares.
(2)

Ms. Huiyan Yang is a joint settlor and a member of the investment committee of Yeung Family Trust V, which is the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(3)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS SURE BRILLIANT GLOBAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000 Class B Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,000 Class B Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ms. Huiyan Yang is the sole shareholder of SURE BRILLIANT GLOBAL LIMITED, which is the record holder of the Issuer’s 5,000,000 Class B Ordinary Shares.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Yeung Family Trust V
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of the Class A Ordinary Shares(2) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Yeung Family Trust V is the sole shareholder of Noble Pride Global Limited, and therefore has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Noble Pride Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of the Class A Ordinary Shares(2) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Noble Pride Global Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited, both of which are its wholly owned subsidiaries.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Ultimate Wise Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 15,000,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of the Class A Ordinary Shares(2) 15.0% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Ultimate Wise Group Limited has shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by it.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS Excellence Education Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excellence Education Investment Limited has shared voting and dispositive power over the Issuer’s 72,590,000 Class B Ordinary Shares directly held by it.
(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

CUSIP No. 109199109

1	NAME OF REPORTING PERSONS TMF Trust (HK) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 451,559 Class A Ordinary Shares(1) 87,590,000 Class B Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9% of the Class A Ordinary Shares(2) 87.6% of the Class B Ordinary Shares(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

TMF Trust (HK) Limited acts as the trustee for Yeung Family Trust V, the sole shareholder of Noble Pride Global Limited, and therefore is deemed to have shared voting and dispositive power over the Issuer’s 451,559 Class A Ordinary Shares and 15,000,000 Class B Ordinary Shares directly held by Ultimate Wise Group Limited and 72,590,000 Class B Ordinary Shares directly held by Excellence Education Investment Limited. Both of Ultimate Wise Group Limited and Excellence Education Investment Limited are wholly owned subsidiaries of Noble Pride Global Limited.

(2)

The percentage of the class of securities beneficially owned by each reporting person is calculated based on 23,923,676 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares, outstanding as of December 14, 2018 as disclosed in the Issuer’s annual report on Form 20-F filed on December 14, 2018. Each holder of Class A Ordinary Shares is entitled to one vote per share and each holder of our Class B Ordinary Shares is entitled to 20 votes per share on all matters submitted to them for a vote. Accordingly, based on the foregoing, the Class A and Class B Ordinary Shares beneficially owned by Ms. Huiyan Yang represent approximately 91.5% of the aggregate voting power of the total issued and outstanding Ordinary Shares of the Issuer.

Introduction

This amendment to Schedule 13D (this “Amendment No.1”) amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 31, 2018 (the “Original Schedule 13D,” as amended and supplemented by this Amendment No.1, the “Schedule 13D”) by each of Ms. Huiyan Yang, SURE BRILLIANT GLOBAL LIMITED, Yeung Family Trust V, Noble Pride Global Limited, Ultimate Wise Group Limited, Excellence Education Investment Limited and TMF Trust (HK) Limited (the “Reporting Persons”) and relates to Class A ordinary shares, par value $0.00001 per share (the “Class A Ordinary Shares”) and Class B ordinary shares, par value $0.00001 per share (the “Class B Ordinary Shares”) of Bright Scholar Education Holdings Limited, a Cayman Islands exempted company (the “Issuer”).

This Amendment No.1 is being filed to report the completion of the transfer of 451,559 Class A Ordinary Shares from Concrete Win Limited, which reported their beneficial ownership in the Issuer’s Ordinary Shares on the Original Schedule 13D, to Ultimate Wise Group Limited. After the transfer, Concrete Win Limited no longer owns the Ordinary Shares of the Issuer, and thus ceases to be a reporting person of the Schedule 13D.

Except as provided herein, this Amendment No.1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 have the means ascribed to them in the Original Schedule 13D, as amended.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended:

1)

Ms. Huiyan Yang, citizen of Hong Kong, director and chairperson of the Issuer, with her business address at c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China;

2)

SURE BRILLIANT GLOBAL LIMITED (“Sure Brilliant”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding;

3)

Yeung Family Trust V, an irrevocable discretionary trust established under the laws of Jersey, with its trustee’s business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and its principal business in investment holding;

4)

Noble Pride Global Limited (“Noble Pride”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and its principal business in investment holding;

5)

Ultimate Wise Group Limited (“Ultimate Wise”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding;

6)

Excellence Education Investment Limited (“Excellence Education”), a company incorporated and existing under the laws of the British Virgin Islands, with its registered address at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands, and its principal business in investment holding; and

7)

TMF Trust (HK) Limited (“TMF Trust”), a company incorporated and existing under the laws of Hong Kong, with its principal business address at 31/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, and its principal business in trustee services.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of the Reporting Persons as of the date hereof is set forth on Schedule A.

Sure Brilliant, Ultimate Wise and Excellence Education are the record holders of the Ordinary Shares reported on this Schedule 13D. Ms. Huiyan Yang is the sole shareholder of each of Sure Brilliant. Noble Pride is the sole shareholder of each of Ultimate Wise and Excellence Education. Yeung Family Trust V is the sole shareholder of Noble Pride. TMF Trust acts as the trustee of Yeung Family Trust V. Ms. Huiyan Yang is a joint settlor and a member of the investment committee of Yeung Family Trust V.

None of the Reporting Persons and, to the best of their knowledge, the persons listed on Schedule A hereto, has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Certain of the Reporting Persons previously reported their beneficial ownership in the Issuer’s Ordinary Shares on Amendment No. 1 to Schedule 13G filed on August 24, 2018 and Schedule 13G filed on February 7, 2018.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby supplemented by inserting the following after the last paragraph thereof:

On January 8, 2019, Concrete Win Limited, for nil consideration, transferred 451,559 Class A Ordinary Shares of the Issuer, which represents 1.9% of the Issuer’s outstanding Class A Ordinary Shares, to Ultimate Wise, a company directly and wholly owned by Noble Pride.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated as of January 15, 2019.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 2019

SURE BRILLIANT GLOBAL LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

ULTIMATE WISE GROUP LIMITED

By:	/s/ Huiyan Yang
Name:	Huiyan Yang
Title:	Director

EXCELLENCE EDUCATION INVESTMENT LIMITED

By:	/s/ Meirong Yang
Name:	Meirong Yang
Title:	Director

NOBLE PRIDE GLOBAL LIMITED

By:	/s/ Ka Wah Hanifa Chan
Name:	Ka Wah Hanifa Chan
Title:	Authorized Signatory of S.B. Vanwall Ltd., the Sole Director of Noble Pride Global Limited

YEUNG FAMILY TRUST V

By:	/s/ Suk Ching Ho, Shu Lan Lam
Name:	Suk Ching Ho, Shu Lan Lam
Title:	Authorized Signatories of TMF Trust (HK) Limited, the trustee of Yeung Family Trust V

TMF TRUST (HK) LIMITED

By:	/s/ Suk Ching Ho, Shu Lan Lam
Name:	Suk Ching Ho, Shu Lan Lam
Title:	Authorized Signatories

HUIYAN YANG

By:	/s/ Huiyan Yang

SCHEDULE A

Sure Brilliant Global Limited, Ultimate Wise Group Limited

Director	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson and director of Issuer, co-chairperson of Country Garden Holdings Company Limited	Hong Kong

Excellence Education Investment Limited

Director	Business Address	Present Principal Employment	Citizenship
Meirong Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

Noble Pride Global Limited

Director	Business Address	Present Principal Employment	Citizenship
S.B. Vanwall Ltd.	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of Noble Pride Global Limited	British Virgin Islands

Yeung Family Trust V

Joint Settlor and Member of Investment Committee	Business Address	Present Principal Employment	Citizenship
Huiyan Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Chairperson and director of Issuer, co-chairperson of Country Garden Holdings Company Limited	Hong Kong

Meirong Yang	c/o Bright Scholar Education Holdings Limited, No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, China	Director of Excellence Education Investment Limited	PRC

TMF Trust (HK) Limited

Director	Business Address	Present Principal Employment	Citizenship
Kelly John Cox	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

Chu Wai Ha	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong

Fung Po Chun Margaret	c/o TMF Trust (HK) Limited, 31/F., Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Director of TMF Trust (HK) Limited	Hong Kong